CM

09057994 OMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMK FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 KASEVIC LANE
(No. and Street)

NEW CASTLE (City) PA (State) 16101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK M KASEVIC 724/654-9620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Zona CPA, P.C.
(Name – *if individual, state last, first, middle name*)

20300 Rt. 19, Ogle Station; Cranberry Twp., PA 16066
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

OATH OR AFFIRMATION

I, FRANK M KASEVIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMK FINANCIAL SERVICES, INC., as of 12-31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank M Kasevic
Signature

President
Title

Merry C Needler 2-9-09
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Merry C. Needler, Notary Public
Neshannock Twp., Lawrence County
My Commission Expires Nov. 18, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMK Financial Services, Inc.
Financial Statements
December 31, 2008

FMK Financial Services, Inc.
Financial Statements
December 31, 2008

Table of Contents

LOUIS ZONA CPA, P.C.
MANAGEMENT CONSULTANT
CERTIFIED PUBLIC ACCOUNTANT

WWW.ZONACPA.COM

20300 ROUTE19, OGLE STATION
CRANBERRY TWP., PA 16066
(724) 779-8390
FAX (724) 779-8395

2671 DARLINGTON ROAD
BEAVER FALLS, PA 15010
(724) 843-8380
FAX (724) 364-3236

Independent Auditor's Report

To the Board of Directors
FMK Financial Services, Inc.

I have audited the accompanying balance sheet of FMK Financial Services, Inc. as of December 31, 2008, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMK Financial Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

CPA, PC

Louis Zona CPA, P.C.

January 28, 2009

FMK Financial Services, Inc.
Balance Sheet
December 31, 2008

Assets

Current Assets:		
Cash		$ 10,001
Property, Plant and Equipment:		
Office Furniture and Equipment	$ 828	
Less Accum. Depreciation	(828)	-0-
Total Assets		$ 10,001

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Balance Sheet
December 31, 2008

Liabilities and Equity

Liabilities:		
Accounts Payable	$ 31	
Total Liabilities		$ 31
Equity:		
Capital Stock 10,000 shares authorized, issued and outstanding	$ 10,000	
Paid-In Capital	2,158	
Retained Earnings	(2,188)	
Total Equity		9,970
Total Liabilities and Equity		$ 10,001

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Statement of Retained Earnings
For the Year Ended December 31, 2008

Balance at Beginning of Year	$ (2,188)
Net Income or (Loss)	-0-
Balance at End of Year	$ (2,188)

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Income Statement
For the Year Ended December 31, 2008

Revenues:		
Commissions - Trailer	$ 13,803	
Commissions - Mutual Funds	45,225	
Total Revenues		$ 59,028
Operating Expenses:		
Advertising	3,846	
Bank Service Charges	140	
Dues & Publications	2,079	
Leases	22,115	
Legal & Professional Fees	875	
Maintenance	5,305	
Office Expenses	4,048	
Telephone	509	
Travel & Entertainment	17,954	
Utilities	2,157	
Total Cost of Operations		59,028
Net Income (Loss)		$ -0-

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Statement of Shareholder's Equity
For the Year Ended December 31, 2008

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2007	10,000	$ 10,000	$ 2,158	$ (2,188)	$ 9,970
Net Income (Loss) For the Period				-0-	-0-
Balance as of December 31, 2008	10,000	$ 10,000	$ 2,158	$ (2,188)	$ 9,970

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Increase (Decrease) in Cash and Equivalents:		
Cash Flows from Operating Activities:		
Net Income or (Loss)		$ -0-
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Accounts Payable	$ 1	
Total Adjustments		1
Net Increase (Decrease) in Cash and Equivalents		1
Cash and Equivalents at Beginning of Year		10,000
Cash and Equivalents at End of Year		$ 10,001

The accompanying notes are an integral part of these financial statements.

FMK Financial Services, Inc.
Notes to Financial Statements
December 31, 2008

Note 1: Entity

a. Nature of Operations:

FMK Financial Services, Inc. is incorporated under the laws of the Commonwealth of Pennsylvania with its principal office in New Castle, Pennsylvania. The Company operates as a broker-dealer in stocks, bonds and other securities. It began operations on February 21, 1988.

Note 2: Summary of Significant Accounting Policies

a. Operating Cycle:

The Company operates on a calendar year cycle.

b. Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. There was no depreciation expense for the year.

c. Income Taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

d. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3: Lease

The Company has entered an arrangement with Frank M. Kasevic, a shareholder owning 100% of voting stock in the Company, to pay rental fees for the use of Mr. Kasevic's computers, office equipment, and satellite system, as well as his automobile. The rental fees are paid in the approximate amount of $ 2,000.00 per month. This amount depends on the Company's cash flow and financial situation at the time this amount is due. For the year ended December 31, 2008, the period covered by this financial statement, the amount paid for rent was $ 22,115.00.

LOUIS ZONA CPA, P.C.
MANAGEMENT CONSULTANT
CERTIFIED PUBLIC ACCOUNTANT

WWW.ZONACPA.COM

20300 ROUTE19, OGLE STATION
CRANBERRY TWP., PA 16066
(724) 779-8390
FAX (724) 779-8395

2671 DARLINGTON ROAD
BEAVER FALLS, PA 15010
(724) 843-8380
FAX (724) 364-3236

Board of Directors
FMK Financial Services, Inc.

In planning and performing my audit of the financial statements of FMK Financial Services, Inc. for the year ended December 31, 2008, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with Generally Accepted Accounting Principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

LOUIS ZONA CPA, P.C.
MANAGEMENT CONSULTANT
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
FMK Financial Services, Inc.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structures, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

CPA, PC

Louis Zona CPA, P.C.
Cranberry Twp., Pennsylvania

January 28, 2009

FMK Financial Services, Inc.
December 31, 2008

Attachment to Securities and Exchange Commission Annual Audited Report, Form X-17A-5: Facing Page

J There were no material differences in the audited computation of net capital and the broker/dealer's corresponding unaudited Part IIA. FMK Financial Services, Inc. is exempt from SEC Rule 15(c)3-3 pursuant to SEC Rule K(1) limited business (mutual funds and variable annuities only).

Louis Zona CPA, P.C.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *FMK Financial Services, Inc.* as of 12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			X $ 9,970
2.	Deduct ownership equity not allowable for Net Capital			(
3.	Total ownership equity qualified for Net Capital			X 9,970
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
	B. Other (deductions) or allowable credits (List)			
5.	Total capital and allowable subordinated liabilities			X $ 9,970
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $[redacted]		3540	
	B. Secured demand note deficiency		3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	(X -0-
7.	Other additions and/or allowable credits (List)			
8.	Net capital before haircuts on securities positions			$ X 9,970
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities		3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities		3734	
	D. Undue Concentration		3650	
	E. Other (List)		3736	(
10.	Net Capital			$ X 9,970

OMIT PENNIES

END